Exhibit 99.1
SHANDA GAMES and SQUARE ENIX Announce
Strategic Partnership
FINAL FANTASY comes to the Chinese Market for the First Time
TOKYO, JAPAN (September 16, 2010) —Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME) and Square Enix Co., Ltd. (Square Enix), a wholly-owned subsidiary of Square Enix Holdings Co., Ltd., today announced a strategic partnership that will leverage Square Enix’s strong game content with the strength of Shanda Games’ broad experience as a leading online game developer, publisher, and operator in mainland China. The partnership starts with an exclusive license in mainland China to FINAL FANTASY® XIV, a massively multi-player online role-playing game and the latest installment of the FINAL FANTASY franchise, which has sold more than 97 million units worldwide. This will be the first release of a FINAL FANTASY franchise title in mainland China.
Square Enix Group has identified globalization as one of its key strategic initiatives and has been developing and offering entertainment content derived from its global network based in Japan, North America and Europe. The partnership with Shanda Games will strengthen Square Enix Group’s global business development with a focus on the rapidly-growing Chinese market.
Shanda Games is focused on creating a global online game platform offering the most compelling content and services. On the heels of Shanda Games’ other recent successful game launches, the strategic partnership with Square Enix will further advance its strategy to provide high-quality, diverse and innovative game content to Chinese gamers and to expand its user base.
“The media entertainment markets are increasingly becoming more and more global in nature. Under this environment, we are speeding up our globalization strategy aimed at transforming our Group into a truly world-class enterprise.” said Yoichi Wada, president and representative director of Square Enix Holdings Co., Ltd. “Through this partnership with Shanda Games, a company with great success in online game operations in China, we are taking an important step in increasing the reach of high quality content from the Square Enix Group to even more customers around the world.”
“We are excited to have Square Enix as a partner to leverage our capabilities and synergies for the benefit of both companies,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “Our in-house game development team is well-qualified to assist in the localization of FINAL FANTASY XIV to the China market, while our strong sales and marketing capabilities and extensive game operation platform can provide access to the broad audience of Chinese gamers. Since its debut in 1987, the FINAL FANTASY franchise has attracted many devoted fans worldwide and, based on our experience and expertise in the China market, we are confident in the success of FINAL FANTASY XIV as well as other future collaborations with Square Enix. We believe our strategic partnership with Square Enix represents an alliance between leading game companies in Japan and China, and we look forward to broadening our business through this partnership.”

FINAL FANTASY XIV in mainland China will be operated from servers separate from those servers for the Japanese, North American and European markets. Other details regarding the launch of FINAL FANTASY XIV in mainland China including launch timing will be announced at a later date.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by the partnership, FINAL FANTASY XIV’s prospects in China, and the Shanda Games’ future collaborations with Square Enix, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there is a delay in the localization of FINAL FANTASY XIV in mainland China, FINAL FANTASY XIV is not well received by users in mainland China, and FINAL FANTASY XIV fails to meet the expectations of end users, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China, with a mission of becoming a leading global online game media platform. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
About FINAL FANTASY
FINAL FANTASY is one of the best-selling video game franchises in the world. Since its debut in December 1987, the FINAL FANTASY series, including its spin-off titles, have sold more than 97 million units worldwide. From the release of the first FINAL FANTASY, the franchise has continued to offer the industry’s most advanced graphics, highly imaginative worlds and rich stories as it gains the highest accolades from users around the world.

About Square Enix Holdings Co., Ltd.
SQUARE ENIX HOLDINGS CO., LTD with headquarters in Tokyo, Japan, is a holding company leading the Square Enix Group with a diverse range of content and service businesses. The Square Enix Group publishes and distributes entertainment content under its internationally renowned brands such as SQUARE ENIX, EIDOS and TAITO. The Square Enix Group includes a global network of leading development studios located in North America, Europe and Japan. The Group boasts a valuable portfolio of intellectual property including: FINAL FANTASY®, which has sold over 97 million units worldwide, DRAGON QUEST®, which has sold over 54 million units worldwide and TOMB RAIDER®, which has sold over 35 million units worldwide, together with other well established products and services. More information on Square Enix Holdings Co., Ltd. can be found on the Internet at http://www.square-enix.com
About Square Enix Co., Ltd.
SQUARE ENIX CO., LTD. (Square Enix), a wholly-owned subsidiary of Square Enix Holdings Co., Ltd., with headquarters in Tokyo, Japan, develops, publishes and distributes entertainment content including interactive entertainment software and publications in Asia, North America and Europe. Square Enix brings two of Japan’s best-selling franchises — FINAL FANTASY, which has sold over 97 million units worldwide, and DRAGON QUEST® which has sold over 54 million units worldwide — under one roof. Square Enix is one of the most influential providers of digital entertainment content in the world and continues to push the boundaries of creativity and innovation. More information on Square Enix can be found at http://www.square-enix.com/.
Contact
For Shanda Games:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com
For Square Enix:
Square Enix Holdings Co., Ltd. (Japan)
Corporate Planning & IR Division
Email: ccir@square-enix.com